FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company With Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON SECOND CALL ON MAY 13, 2024

Synthetic Voting Map

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) discloses to its shareholders and the market, pursuant to Article 45, 2nd paragraph, of the Securities Exchange Commission Resolution No. 81, of March 29, 2022, as amended, the synthetic voting map consolidating the voting instructions contained in the ballot papers and the votes cast in person for each of the matters that were resolved at the Extraordinary General Meeting (Single Annex) held, on second call, on this date.

São Paulo, May 13, 2024.

Rafael Russowsky

Vice President of Finance and Investor Relations Officer

SINGLE ANNEX

Synthetic Vote Map

Extraordinary Shareholders Meeting to be held on second call on May 13, 2024

Resolution 1

Amendment of Article 4 of the Company's Bylaws to reflect the capital increases approved at the Meetings of the Board of Directors held on March 13, 2024 and on March 29, 2024.

Resolution Vote	No. of shares
Approve	200,671,529
Reject	104,875
Abstain	54,826

Resolution 2

Amendment of items (l), (m) and (o) of article 17 of the Company's Bylaws, to adjust the powers of the Board of Directors.

Resolution Vote	No. of shares
Approve	187,748,709
Reject	7,041,896
Abstain	6,040,625

Resolution 3

Approval of the consolidation of the Company's Bylaws in order to incorporate the above amendments.

Resolution Vote	No. of shares
Approve	193,776,350
Reject	7,030,570
Abstain	24,310

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 13, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.